                             Filed by Forest Oil Corporation
                             pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                             Forest Oil Corporation Commission
                             File No: 001-13515
                             Forcenergy Commission File No: 000-26444
                             Subject Companies:  Forest Oil Corporation and
                                                     Forcenergy Inc

     THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY FOREST OIL CORPORATION ON AUGUST 10, 2000.

                                     [LOGO]

NEWS                                                     FOR FURTHER INFORMATION
FOREST OIL CORPORATION                                CONTACT: DONALD H. STEVENS
1600 BROADWAY, SUITE 2200                           VICE PRESIDENT AND TREASURER
DENVER, COLORADO 80202                                            (303) 812-1500

FOR IMMEDIATE RELEASE

             FOREST OIL CORPORATION REPORTS RECORD EARNINGS FOR THE
                               SECOND QUARTER 2000

DENVER, COLORADO - AUGUST 9, 2000 - Forest Oil Corporation (NYSE:FST) reported today net earnings exclusive of currency translation of $11.4 million or $.21 per share for the second quarter of 2000 compared to a net loss of $258,000 or $.01 per share in the corresponding 1999 period. This is the second consecutive quarter of record earnings for the company. Including a non-cash foreign currency translation loss of $4.1 million in 2000 and a gain of $4.3 million in 1999, second quarter net earnings were $7.3 million or $.14 per common share in 2000 compared to $4.0 million or $.09 per common share in 1999.

For the first six months of 2000, Forest reported net earnings exclusive of currency translation of $22.0 million or $.41 per share compared to a net loss of $2.0 million or $.05 per share in the corresponding 1999 period. The earnings for the first six months of 2000 exceed the Company's previous annual earnings record. Including a non-cash foreign currency translation loss of $4.8 million in 2000 and a gain of $6.5 million in 1999, the six month net earnings were $17.2 million or $.32 per common share in 2000 compared to $4.5 million or $.10 per common share in 1999.

The increase in earnings was due primarily to higher product prices. The Company's average sales prices, net of hedging, for natural gas and liquids in the first six months of 2000 were up 34% and 66%, respectively, over the previous year.

For the second quarter of 2000, the Company's net daily production averaged 226 MMCFE (million cubic feet equivalent of natural gas), up 3% from 220 MMCFE in the first quarter of 2000. Production in the second quarter of 2000, while higher than that reported in the first quarter, was negatively impacted by property sales (2.3 MMCF/D) and the government ordered shut-in at the Surmont field in Canada (1.5 MMCF/D).

FINANCIAL AND PRODUCTION INFORMATION - HISTORICAL

The following table sets forth certain of Forest's historical financial and production statistics for the first two quarters of 2000:

                                                           Three Months Ended
                                                      --------------------------------
                                                      6/30/00       3/31/00     Change
                                                      -------       -------     ------

     Production revenue (millions)                 $    59.7          54.5      10%

     Natural gas production (BCF)                       14.5          13.9       4%

     Average gas sales price ($/MCF)               $    2.81          2.53      11%

     Liquids production (MBBLS)                        1,003         1,026      (2)%

     Average liquids sales price ($/BBL)           $   18.86         18.86       -

     Total production (BCFE)                            20.5          20.1       2%

     Cash flow before working capital
        changes (millions)                         $    36.0          34.0       6%

     EBITDA* (millions)                            $    45.3          42.3       7%

     Weighted average shares outstanding
     (millions)                                         53.7          53.7       -

* Earnings before interest, taxes, depreciation and depletion, translation of subordinated debt and extraordinary gain on extinguishment of debt.

The following table sets forth natural gas and liquids production, sales prices, lease operating expense and the resulting netback statistics for each of Forest's regions for the three months ended June 30, 2000:

                                                                Three Months Ended June 30, 2000
                                               ---------------------------------------------------------------------
                                               Offshore     Onshore    Western      Total
                                               Gulf of       Gulf       United      United                    Total
                                                Mexico       Coast      States      States     Canada        Company
                                               --------     -------    -------      ------     ------        -------
   NATURAL GAS

     Production (MMCF)                           6,738       2,088       2,562      11,388      3,124        14,512
     Sales price received (per MCF)            $  3.65        3.55        3.03        3.49       2.12          3.19
     Effects of energy swaps (per MCF)(1)         (.41)       (.46)       (.34)       (.40)      (.30)         (.38)
                                               --------     -------    -------      ------     ------        -------
     Average sales price (per MCF)             $  3.24        3.09        2.69        3.09       1.82          2.81

   LIQUIDS

   Oil and condensate:
     Production (MBBLS)                            196         213          37         446        276           722
     Sales price received (per BBL)            $ 25.64       27.48       28.76       26.77      28.96         27.61
     Effects of energy swaps (per BBL)(1)        (7.03)      (7.51)      (7.73)      (7.31)     (7.78)        (7.49)
                                               --------     -------    -------      ------     ------        -------
     Average sales price (per BBL)             $ 18.61       19.97       21.03       19.46      21.18         20.12

   Natural gas liquids:
     Production (MBBLS)                              -          47         134         181        100           281
     Average sales price (per BBL)             $     -       13.87       15.75       15.28      16.22         15.62

   Total liquids production (MBBLS)                196         260         171         627        376         1,003
   Average liquids sales price (per BBL)       $ 18.63       18.87       16.89       18.25      19.86         18.86

   TOTAL PRODUCTION:
   Production volumes (MMCFE)                    7,914       3,648       3,588      15,150      5,380        20,530
   Average sales price (per MCFE)              $  3.22        3.12        2.73        3.08       2.44          2.91
   Operating expense (per MCFE)                    .41         .86         .45         .53        .50           .52
                                               --------     -------    -------      ------     ------        -------
   Netback (per MCFE)                          $  2.81        2.26        2.28        2.55       1.94          2.39
                                               --------     -------    -------      ------     ------        -------
                                               --------     -------    -------      ------     ------        -------

(1) Energy swaps were entered into to hedge the price of spot market volumes against price fluctuations. Hedged natural gas volumes were 6,061 MMCF in the three months ended June 30, 2000. Hedged oil and condensate volumes were 597,000 barrels in the three months ended June 30, 2000. The aggregate net loss under energy swap agreements was $10,906,000 for the period and was accounted for as a decrease to oil and gas sales.

Lease operating expense decreased 5% to $.52 per MCFE in the second quarter of 2000 from $.55 per MCFE in the corresponding 1999 period and decreased 4% to $.50 per MCFE in the first six months of 2000 from $.52 in corresponding period of 1999. The decreases in per unit rates are due primarily to fewer workovers in the Gulf Coast Region, offset partially by higher production taxes due to higher product prices. General and administrative expense increased 29% to $.22 per MCFE in the second quarter of 2000 and increased 18% to $.20 per MCFE in the first six months of 2000, compared to the corresponding 1999 periods. The increases are due primarily to the expense being spread over a lower production base, as well as higher employee-related costs and professional service costs.

Depletion expense was $1.10 and $1.08 per MCFE in the second quarter and six months ended June 30, 2000, respectively, compared to $.94 per MCFE in the corresponding periods in 1999. The increase in the per-unit rate is due primarily to increased anticipated future development costs in the current inflationary environment for oilfield services.

In April 2000, Forest purchased approximately $5.0 million principal amount of 8 3/4% senior subordinated debentures at an average price of 92.6% of par value, resulting in an extraordinary gain of $192,000.

Net debt has remained relatively constant in the first six months of 2000 as capital spending has been financed with cash flow.

HEDGING

The company currently has swaps and collars in place covering the aggregate volumes and weighted average prices shown below:

                                                                         2000          2001         2002
                                                                       ------         -----        -----
     NATURAL GAS SWAPS:
     Contract volumes (BBTU)                                            9,891        8,355        6,080
     Weighted average price (per MMBTU)                               $  2.53         2.54         2.48

     NATURAL GAS COLLARS:
     Contract volumes (BBTU)                                              610            -            -
     Weighted average ceiling price (per MMBTU)                       $  2.90            -            -
     Weighted average floor price (per MMBTU)                         $  2.75            -            -

     OIL SWAPS:
     Contract volumes (MBBLS)                                             261            -            -
     Weighted average price (per BBL)                                 $ 21.88            -            -

     OIL COLLARS:
     Contract volumes (MBBLS)                                             644          548            -
     Weighted average ceiling price (per BBLS)                        $ 20.93        27.00            -
     Weighted average floor price (per BBL)                           $ 18.19        21.58            -

                              PRO FORMA INFORMATION

On July 10, 2000, Forest and Forcenergy jointly announced a proposed merger. Under the merger agreement, Forcenergy common stockholders will receive 1.6 Forest common shares for each share of Forcenergy common stock they own. Forest will also exchange its common shares for Forcenergy's outstanding preferred stock, at a ratio of 68.6141 Forest common shares for each $1,000 principal amount of Forcenergy preferred stock. The exchange ratios are subject to adjustment if a proposed 1-for-2 reverse stock split of Forest common shares is approved. The transaction is subject to approval by the shareholders of both companies and to customary regulatory approval. The following table sets forth certain pro forma financial and production statistics for Forest based on the pooling of interests method of accounting for the merger with Forcenergy:

                                                            Three Months Ended            Six Months Ended
                                                            ------------------            ----------------
                                                               June 30, 2000               June 30, 2000
                                                            ------------------            ----------------
          Production revenue (millions)                         $   136.9                   $   268.3
          Natural gas production (BCF)                               28.4                        55.2
          Average gas sales price ($/MCF)                       $    2.83                   $    2.72
          Liquids production (MBBLS)                                2,763                       5,739
          Average liquids sales price ($/BBL)                   $   20.42                   $   20.59
          Total production (BCFE)                                    45.0                        89.6
          Net daily production (MMCFE)                                494                         492
          Income from continuing
             operations (millions)                              $    18.6                   $    41.1
          Basic earnings from continuing
             operations per share                               $     .20                   $     .43
          Cash flow before working capital
             changes (millions)                                 $    83.6                   $   165.3
          EBITDA* (millions)                                    $    94.9                   $   189.1
          Weighted average shares
             outstanding (millions)                                  94.9                        94.9
          Long-term debt (millions)                             $     627                   $     627
          Shareholders' equity (millions)                       $     628                   $     628

* Earnings before interest, taxes, depreciation and depletion, translation of subordinated debt and extraordinary gain on extinguishment of debt.

                              * * * * *

CONFERENCE CALL

The Company's management will hold a teleconference call on Thursday, August 10, 2000 at 11:00 a.m. EST to review the second quarter 2000 results. If you would like to participate, please call toll-free (888) 781-5307 (for U.S./Canada) and (706) 634-0611 (for International) and request the Forest Oil teleconference.

A replay of the teleconference call will be available from Thursday, August 10 through Friday, August 18. The replay can be accessed by dialing toll-free
(800) 642-1687 (for U.S./Canada) and (706) 645-9291 (for International),
reservation no. 573434.

FORWARD-LOOKING STATEMENTS

This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include the timing and extent of changes in commodity prices for oil and gas, operating risks and other risk factors as described in the Company's 1999 Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

Forest Oil Corporation is engaged in the acquisition, exploration, development, production and marketing of natural gas and crude oil in North America. Forest's principal reserves and producing properties are located in the United States in the Gulf of Mexico, Louisiana, Texas, Oklahoma and Wyoming and in Canada in Alberta and the Northwest Territories. Forest's common stock trades on the New York Stock Exchange under the symbol FST.

INVESTOR NOTICES

Investors and security holders are advised to read the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger between Forest and Forcenergy. Forest and Forcenergy will file the joint proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Forest and Forcenergy with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (relating to Forest) may also be obtained for free from Forest by directing such request to: Forest Oil Corporation, 1600 Broadway, Suite 2200, Denver, Colorado 80202, Attention: Donald H. Stevens, Vice President and Treasurer; telephone: 303-812-1400; e-mail: InvestorRelations@ForestOil.com.

Forest, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Forest's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

August 9, 2000

                             FOREST OIL CORPORATION
                      Condensed Consolidated Balance Sheets
                                   (Unaudited)

                                                          June 30,          December 31,
                                                           2000                1999
                                                        -----------         ------------
                                                               (In Thousands)

ASSETS
Current assets:
     Cash and cash equivalents                          $     6,826              3,155
     Accounts receivable                                     78,711             64,719
     Other current assets                                     8,503              3,484
                                                        -----------         ------------
           Total current assets                              94,040             71,358

Net property and equipment, at cost                         715,537            697,616

Goodwill and other intangible assets, net                    20,616             22,092

Other assets                                                  9,151              8,986
                                                        -----------         ------------
                                                        $   839,344            800,052
                                                        -----------         ------------
                                                        -----------         ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                   $    70,315             72,589
     Accrued interest                                         9,972             10,105
     Other current liabilities                                2,626              3,481
                                                        -----------         ------------
           Total current liabilities                         82,913             86,175

Long-term debt                                              395,676            371,680
Other liabilities                                            13,857             14,262
Deferred income taxes                                        10,247              8,951

Shareholders' equity:
     Common stock                                             5,412              5,381
     Capital surplus                                        724,369            721,832
     Accumulated deficit                                   (378,852)          (396,007)
     Accumulated other comprehensive loss                   (11,012)           (11,774)
     Treasury stock, at cost                                 (3,266)              (448)
                                                        -----------         ------------
           Total shareholders' equity                       336,651            318,984
                                                        -----------         ------------
                                                        $   839,344            800,052
                                                        -----------         ------------
                                                        -----------         ------------

                             FOREST OIL CORPORATION
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)

                                                               Three Months Ended                   Six Months Ended
                                                             ------------------------            ------------------------
                                                             June 30,        June 30,            June 30,        June 30,
                                                               2000             1999               2000            1999
                                                             --------        --------            --------        --------
                                                                   (In Thousands Except Per Share Amounts)
Revenue:
    Marketing and processing                               $   58,716          40,514             102,718          80,846
    Oil and gas sales:
      Gas                                                      40,813          32,291              75,971          65,253
      Oil, condensate and natural gas liquids                  18,912          14,782              38,263          24,666
                                                             --------        --------            --------        --------
           Total oil and gas sales                             59,725          47,073             114,234          89,919
                                                             --------        --------            --------        --------
              Total revenue                                   118,441          87,587             216,952         170,765

Operating expenses:
    Marketing and processing                                   57,645          39,664             100,693          79,135
    Oil and gas production                                     10,696          12,438              20,367          23,703
    General and administrative                                  4,470           3,883               8,103           7,981
    Depreciation and depletion                                 23,443          21,767              45,554          44,366
                                                             --------        --------            --------        --------
              Total operating expenses                         96,254          77,752             174,717         155,185
                                                             --------        --------            --------        --------
Earnings from operations                                       22,187           9,835              42,235          15,580

Other income and expense:
    Other (income) expense, net                                   310             683                 214          (2,555)
    Interest expense                                            9,448          10,407              18,524          21,064
    Translation (gain) loss on subordinated debt                4,101          (4,301)              4,814          (6,517)
                                                             --------        --------            --------        --------
              Total other income and expense                   13,859           6,789              23,552          11,992
                                                             --------        --------            --------        --------
Earnings (loss) before income taxes and
   extraordinary item                                           8,328           3,046              18,683           3,588

Income tax expense (benefit):
    Current                                                       141              78                 306             (81)
    Deferred                                                    1,113          (1,075)              1,414            (824)
                                                             --------        --------            --------        --------
                                                                1,254            (997)              1,720            (905)
                                                             --------        --------            --------        --------
Earnings before extraordinary item                              7,074           4,043              16,963           4,493
Extraordinary item - gain on extinguishment of debt               192               -                 192               -
                                                             --------        --------            --------        --------
Net earnings                                               $    7,266           4,043              17,155           4,493
                                                             --------        --------            --------        --------
                                                             --------        --------            --------        --------
Weighted average number of common shares
     outstanding                                               53,677          44,655              53,687          44,651
                                                             --------        --------            --------        --------
                                                             --------        --------            --------        --------
     Basic earnings per common share                       $     .14              .09                 .32             .10
                                                             --------        --------            --------        --------
                                                             --------        --------            --------        --------
     Diluted earnings per common share                     $     .13              .09                 .32             .10
                                                             --------        --------            --------        --------
                                                             --------        --------            --------        --------

                             FOREST OIL CORPORATION
                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                             Six Months Ended June 30,
                                                                                           ----------------------------
                                                                                            2000                  1999
                                                                                          -------               -------
                                                                                                  (In Thousands)

Cash flows from operating activities:
    Net earnings before extraordinary item                                             $   16,963                 4,493
    Adjustments to reconcile net earnings before extraordinary item to net cash provided by operating activities:
       Depreciation and depletion                                                          45,554                44,366
       Amortization of deferred debt costs                                                    740                   610
       Translation loss (gain) on subordinated debt                                         4,814                (6,517)
       Deferred income tax expense (benefit)                                                1,414                  (824)
       Other, net                                                                             558                (2,946)
       Decrease (increase) in accounts receivable                                         (18,081)                3,087
       Increase in other current assets                                                    (1,680)               (2,093)
       Decrease in accounts payable                                                        (7,373)                 (381)
       Increase  in accrued interest and other current liabilities                          4,877                   291
                                                                                          -------               -------
                 Net cash provided by operating activities                                 47,786                40,086

Cash flows from investing activities:
    Capital expenditures for property and equipment                                       (73,609)              (48,656)
    Proceeds from sale of assets                                                            7,234                14,781
    Increase in other assets, net                                                          (1,464)                 (976)
                                                                                          -------               -------
                 Net cash used by investing activities                                    (67,839)              (34,851)

Cash flows from financing activities:
    Proceeds from bank borrowings                                                          71,757                66,151
    Repayments of bank borrowings                                                         (42,024)             (168,780)
    Issuance of 10 1/2% senior subordinated notes, net of issuance costs                        -                98,561
    Redemption of 8 3/4% senior subordinated notes                                         (4,630)                    -
    Redemption of 11 1/4% senior subordinated notes                                             -                   (45)
    Proceeds from the exercise of options                                                   1,963                     -
    Purchase of treasury stock                                                             (2,818)                    -
    Decrease in other liabilities, net                                                       (567)               (2,081)
                                                                                          -------               -------
                 Net cash provided (used) by financing activities                          23,681                (6,194)

Effect of exchange rate changes on cash                                                        43                   (43)
                                                                                          -------               -------
Net increase (decrease) in cash and cash equivalents                                        3,671                (1,002)

Cash and cash equivalents at beginning of period                                            3,155                 3,415
                                                                                          -------               -------
Cash and cash equivalents at end of period                                             $    6,826                 2,413
                                                                                          -------               -------
                                                                                          -------               -------
Cash paid (refunded) during the period for:
    Interest                                                                           $   17,763                23,286
    Income taxes                                                                       $   (3,319)                  470

                             FOREST OIL CORPORATION
                   Condensed Pro Forma Combined Balance Sheets
                                  June 30, 2000
                                   (Unaudited)

                                                          Historical                                        Pro Forma
                                                  -----------------------------                              Combined
                                                   Forest            Forcenergy       Adjustments             Forest
                                                  --------           ----------       -----------           ---------

ASSETS
Current assets:
     Cash and cash equivalents                   $   6,826               2,887                -                 9,713
     Accounts receivable                            78,711              37,255                -               115,966
     Other current assets                            8,503              25,662                -                34,165
                                                  --------           ----------       -----------           ---------
           Total current assets                     94,040              65,804                -               159,844

Net property and equipment, at cost                715,537             544,818                -             1,260,355

Goodwill and other intangible assets, net           20,616                   -                -                20,616

Other assets                                         9,151               9,454                -                18,605
                                                  --------           ----------       -----------           ---------
                                                 $ 839,344             620,076                -             1,459,420
                                                  --------           ----------       -----------           ---------
                                                  --------           ----------       -----------           ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                            $  70,315              49,246           30,000               149,561
     Accrued interest                                9,972                 130                -                10,102
     Other current liabilities                       2,626              18,778                -                21,404
                                                  --------           ----------       -----------           ---------
           Total current liabilities                82,913              68,154           30,000               181,067

Long-term debt                                     395,676             231,000                -               626,676
Other liabilities                                   13,857                   -                -                13,857
Deferred income taxes                               10,247                   -                -                10,247

Redeemable preferred stock                               -              30,589          (30,589)                    -

Shareholders' equity:
     Common stock                                    5,412                 240            3,885                 9,537
     Capital surplus                               724,369             268,558           31,604             1,024,531
     Accumulated deficit                          (378,852)             22,548          (34,900)             (391,204)
     Unearned compensation                               -              (1,013)               -                (1,013)
     Accumulated other comprehensive loss          (11,012)                  -                -               (11,012)
     Treasury stock, at cost                        (3,266)                  -                -                (3,266)
                                                  --------           ----------       -----------           ---------
           Total shareholders' equity              336,651             290,333              589               627,573
                                                  --------           ----------       -----------           ---------
                                                 $ 839,344             620,076                -             1,459,420
                                                  --------           ----------       -----------           ---------
                                                  --------           ----------       -----------           ---------

The pro forma statements are prepared using the pooling-of-interests method of accounting for the merger and give effect to the issuance by Forest of 1.6 Forest common shares for each share of Forcenergy common stock, the issuance of 68.6141 Forest common shares for each $1,000 principal amount of Forcenergy preferred stock, and transaction costs estimated at approximately $30 million (approximately $25 million after tax).

                             FOREST OIL CORPORATION
              Condensed Pro Forma Combined Statement of Operations
                        Three Months Ended June 30, 2000

                                                                                    Historical              Pro Forma
                                                                             -----------------------         Combined
                                                                             Forest       Forcenergy          Forest
                                                                             ------       ----------        ---------

Revenue:
     Marketing and processing                                             $  58,716             -             58,716
     Oil and gas sales                                                       59,725        77,136            136,861
                                                                            -------        ------            -------
              Total revenue                                                 118,441        77,136            195,577

Operating expenses:
     Marketing and processing                                                57,645             -             57,645
     Oil and gas production                                                  10,696        20,769             31,465
     General and administrative                                               4,470         6,812             11,282
     Depreciation and depletion                                              23,443        27,528             50,971
                                                                            -------        ------            -------
              Total operating expenses                                       96,254        55,109            151,363
                                                                            -------        ------            -------
     Earnings from operations                                                22,187        22,027             44,214

     Other income and expense:
         Other income (expense), net                                            310          (887)              (577)
         Interest expense                                                     9,448         4,404             13,852
         Translation loss on subordinated debt                                4,101             -              4,101
                                                                            -------        ------            -------
              Total other income and expense                                 13,859         3,517             17,376
                                                                            -------        ------            -------
     Earnings before income taxes and extraordinary item                      8,328        18,510             26,838

     Income tax expense                                                       1,254         6,953              8,207
                                                                            -------        ------            -------
Income from continuing operations                                         $   7,074        11,557             18,631
                                                                            -------        ------            -------
                                                                            -------        ------            -------
Weighted average number of common shares outstanding                         53,677                           94,928
                                                                            -------                          -------
                                                                            -------                          -------
Basic earnings from continuing operations per common share                $     .14                              .20
                                                                            -------                          -------
                                                                            -------                          -------
Diluted earnings from continuing operations per share                     $     .13                              .19
                                                                            -------                          -------
                                                                            -------                          -------

                             FOREST OIL CORPORATION
              Condensed Pro Forma Combined Statement of Operations
                         Six Months Ended June 30, 2000

                                                                                   Historical               Pro Forma
                                                                            ------------------------         Combined
                                                                             Forest       Forcenergy          Forest
                                                                            -------       ----------        ---------

Revenue:
     Marketing and processing                                             $ 102,718             -            102,718
     Oil and gas sales                                                      114,234       154,102            268,336
                                                                            -------       -------            -------
              Total revenue                                                 216,952       154,102            371,054

Operating expenses:
     Marketing and processing                                               100,693             -            100,693
     Oil and gas production                                                  20,367        42,572             62,939
     General and administrative                                               8,103         9,962             18,065
     Depreciation and depletion                                              45,554        55,155            100,709
                                                                            -------       -------            -------
              Total operating expenses                                      174,717       107,689            282,406
                                                                            -------       -------            -------
     Earnings from operations                                                42,235        46,413             88,648

     Other income and expense:
         Other income (expense), net                                            214        (2,068)            (1,854)
         Interest expense                                                    18,524         9,724             28,248
         Translation loss on subordinated debt                                4,814             -              4,814
                                                                            -------       -------            -------
              Total other income and expense                                 23,552         7,656             31,208
                                                                            -------       -------            -------
Earnings before income taxes and extraordinary item                          18,683        38,757             57,440

Income tax expense                                                            1,720        14,638             16,358
                                                                            -------       -------            -------
Income from continuing operations                                         $  16,963        24,119             41,082
                                                                            -------       -------            -------
                                                                            -------       -------            -------
Weighted average number of common shares outstanding                         53,687                           94,938
                                                                            -------                          -------
                                                                            -------                          -------
Basic and diluted earnings from continuing operations per
     common share                                                         $     .32                              .43
                                                                            -------                          -------
                                                                            -------                          -------

                             FOREST OIL CORPORATION
              Condensed Pro Forma Combined Statement of Cash Flows
                         Six Months Ended June 30, 2000
                                   (Unaudited)

                                                                                   Historical               Pro Forma
                                                                            -----------------------         Combined
                                                                             Forest      Forcenergy          Forest
                                                                            -------      ----------         ---------

Cash flow from operating activities:
     Net earnings before extraordinary item                                $ 16,963        24,119             41,082
     Adjustments to reconcile net earnings before extraordinary item to net cash provided by operating activities:
              Depreciation and depletion                                     45,554        55,155            100,709
              Amortization of deferred debt costs                               740             -                740
              Translation loss on subordinated debt                           4,814             -              4,814
              Deferred income tax expense                                     1,414        14,638             16,052
              Stock option compensation                                           -         2,000              2,000
              Other, net                                                        558          (637)               (79)
              Decrease (increase) in accounts receivable                    (18,081)        4,177            (13,904)
              Increase in other current assets                               (1,680)       (7,204)            (8,884)
              Decrease in accounts payable                                   (7,373)      (32,534)           (39,907)
              Increase (decrease) in accrued interest and other
                  current liabilities                                         4,877       (15,227)           (10,350)
                                                                            -------      --------           --------
         Net cash provided by operating activities before
              reorganization items                                           47,786        44,487             92,273
         Change in reorganization items                                           -        (9,541)            (9,541)
                                                                            -------      --------           --------
         Net cash provided by operating activities                           47,786        34,946             82,732

Cash flow from investing activities:
     Capital expenditures for property and equipment                        (73,609)      (88,924)          (162,533)
     Proceeds from sales of assets                                            7,234           951              8,185
     Increase in other assets, net                                           (1,464)       (1,089)            (2,553)
                                                                            -------      --------           --------
         Net cash used by investing activities                              (67,839)      (89,062)          (156,901)

Cash flow from financing activities:
     Proceeds from bank borrowings                                           71,757        70,057            141,814
     Repayments of bank borrowings                                          (42,024)     (148,530)          (190,554)
     Proceeds from issuance of preferred stock                                    -        38,800             38,800
     Redemption of 8 3/4% senior subordinated notes                          (4,630)            -             (4,630)
     Proceeds from the exercise of options                                    1,963             -              1,963
     Purchase of treasury stock                                              (2,818)            -             (2,818)
     Increase (decrease) in other liabilities, net                             (567)          170               (397)
                                                                            -------      --------           --------
         Net cash provided (used) by financing activities                    23,681       (39,503)           (15,822)

Effect of exchange rate changes on cash                                          43             -                 43
                                                                            -------      --------           --------
Net increase (decrease) in cash and cash equivalents                          3,671       (93,619)           (89,948)

Cash and cash equivalents at beginning of period                              3,155        96,506             99,661
                                                                            -------      --------           --------
Cash and cash equivalents at end of period                                 $  6,826         2,887              9,713
                                                                            -------      --------           --------
                                                                            -------      --------           --------